May 13, 2015

Securities and Exchange Commission

Attn: Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Re:

Lockbox Link, Inc.

Registration Statement on Form S-1

Filed September 11, 2014

File No. 333-198677

Dear Ladies and Gentlemen:

At the request of Lockbox Link, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated January 5, 2015 from Katherine Wray, Attorney-Advisor and Jeff Kauten, Attorney-Advisor to the Commission to Iryna Clark, President of the Company, relating to the registration statement on Form S-1 of the Company filed with the Commission on September 11, 2014 (the “Registration Statement”).  We have filed simultaneously Amendment No. 2 to the Registration Statement and have attached a marked copy of such Amendment No. 2 indicating the changes that the Company has made to the Registration Statement.

The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

General

1.  We note your response to prior comment 2 and the responsive disclosure added to the filing. Please also briefly discuss the prohibition on the use of Form S-8 by shell companies.

Response

The Prospectus has been revised to comply with the Staff's comments.

Risks Related to this Offering

We are selling up to 944,500 shares of our common stock….page 15

2. We note your response to prior comment 10. Please revise to remove the statements in the risk factor that the shares of common stock are being sold on a self-underwritten basis.

Response

The Prospectus has been revised to comply with the Staff's comments.

Description of Business, page 17

3. You disclose that your software will offer uses modifiable transaction templates. As previously requested in prior comment 11, please revise to disclose how you will obtain and develop these agreements and whether you will consult with attorneys and licensed real estate professionals.

Response

The prospectus cover page has been revised to comply with the Staff's comment.

Plan of Distribution

Resale Offering, page 21

4.  Please revise the statements in this section regarding the ability of security holders to sell their shares in reliance on Rule 144 to clarify, as you have elsewhere in the filing, that the Rule 144 safe harbor is not available for resales of shell company securities.

Response

The Prospectus has been revised to comply with the Staff's comment

Exhibits

5.  We are reissuing prior comment 14. Please tell us what consideration you gave to filing your agreements with your third-party data center providers as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response

We currently do not have any agreements with third party data center providers. Such data center providers such as Amazon, Microsoft, Apple, IBM, et al are ubiquitous in offering their services as data centers. The company believes that there is no differences, other than potentially minute pricing, between data center providers and that when the company is ready to engage a data center provider there will be no issue in employing our chosen data center provider. Accordingly, no exhibit of a data center provider agreement exists for filing.

In late December, 2014, an oral comment was relayed to Ryan Anderson, Esq., of this office by Juan Migone of the Staff pursuant to which the Company was asked to reformat the financial statements of The Company so that only the audited financial statements were to be included within the body of the document. Mr. Migone requested that the unaudited, updated financials be included as an Exhibit at the end of the document. In response to such oral comment, the financial statements have been re-formatted and such re-formatted financial statements are included in Amendment No.2 to the S-1 Registration Statement.  The Amendment provided has the audited financial statements of The Company through December 31, 2014, and contains unaudited financial statements regarding the first quarter of 2015 as an Exhibit at the end.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at (858) 756-5558.

Very truly yours,

/s/ Ryan S. Anderson

Ryan S. Anderson, Esq.

The Moores Law Group